UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to_____________

Commission File Number 001-35081

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KINDER MORGAN SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, Texas 77002

Kinder Morgan Savings Plan

*
Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Fiduciary Committee of the
Kinder Morgan Savings Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Kinder Morgan Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor's (“DOL”) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). This supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the DOL’s Rules and Regulation’s for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Houston, Texas
June 28, 2016
/s/ Ham, Langston & Brezina, L.L.P.

Kinder Morgan Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Receivables	$3,067	$—
Investments, at fair value (See Notes 2, 3 and 5)	1,668,567,486	1,820,385,109
Fully benefit-responsive investment contracts at contract value	197,269,170	195,418,472
Notes receivable from Participants	47,836,648	45,356,073
Total assets	1,913,676,371	2,061,159,654

Liabilities
Administrative expenses payable	62,269	463,901
Total liabilities	62,269	463,901

Net assets available for benefits	$1,913,614,102	$2,060,695,753

The accompanying notes are an integral part of these financial statements.

Kinder Morgan Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015
Additions to net assets attributable to:
Investment income (loss):
Interest income	$4,740
Dividend income	21,006,993
Net depreciation in fair value of investments	(149,310,472)
Other, net	(20,292)
Total investment loss	(128,319,031)

Interest income on notes receivable from Participants	2,364,559

Legal settlement (See Note 4)	6,640,524

Contributions
Participant contributions	79,907,499
Employer contributions	46,388,042
Rollovers	13,717,154
Total contributions	140,012,695

Total additions	20,698,747

Deductions from net assets attributable to:
Benefits paid to Participants	166,259,481
Administrative fees	1,520,917
Total deductions	167,780,398

Net decrease in net assets available for benefits	(147,081,651)

Net assets available for benefits
Beginning of year	2,060,695,753
End of year	$1,913,614,102

The accompanying notes are an integral part of this financial statement.

Kinder Morgan Savings Plan Notes to Financial Statements

1. DESCRIPTION OF THE PLAN

General

The Kinder Morgan Savings Plan, (the “Plan”) was established in 1945 for the benefit of eligible employees of Kinder Morgan, Inc. (the “Company”). The following description of the Plan provides only general information. Plan participants (“Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Plan Administration

The Plan is administered by the Company's Fiduciary Committee. Empower Retirement provides record keeping services for the Plan. The maintenance and custody of the Plan assets was changed from J.P. Morgan Chase Bank, N.A. to Great-West Trust Company, LLC (the "Trustee") in August 2015.

Contributions

Participants may elect to make pre-tax contributions from 1% to 50% of their annual compensation, limited by requirements of the Internal Revenue Code (“IRC”). Participants may discontinue their elections to contribute at any time. All new Participants are automatically enrolled in the Plan with a pre-tax contribution by the Participant of 3% of their eligible annual compensation. Within the first 30 days of hire, employees may opt out of automatic enrollment. The Company has established a goal percentage rate of 8% (“SmartGoal”). Every February the Participants who have not opted out of automatic enrollment and who have a participation rate below the SmartGoal will automatically get a 1% increase until the Participant meets the SmartGoal. Participants can opt out of SmartGoal at any time.

The Company makes Qualified Non-Elective Contributions (“QNEC”) to the Plan on behalf of each Participant. The QNEC are equal to 5% of eligible compensation and are allocated as of each pay period.

Company contributions for bargaining Participants follow the respective collective bargaining agreements. All QNEC and other Company contributions (matched or fixed contributions) are invested according to Participants’ investment elections on file or the default, if no election is filed. Participants can transfer from the default fund(s) to any other available investment fund(s) at any time.

For the year ended December 31, 2015, all Company contributions totaled approximately $46.4 million.

The Plan provides an option to all Participants to make after-tax “Roth” contributions (Roth 401(k) option) to a separate Participant account. Unlike traditional 401(k) plans, where Participant contributions are made with pre-tax dollars, earnings grow tax-deferred and the withdrawals are treated as taxable income, Roth 401(k) contributions are made with after-tax dollars, earnings are tax-free, and the withdrawals are tax-free if they occur after both (i) the fifth year of participation in the Roth 401(k) option, and (ii) attainment of age 59 ½, death or disability. The Company contribution will still be considered taxable income at the time of withdrawal.

Under the IRC, annual additions under the Plan and all other qualified plans sponsored by the Company are limited to the lesser of 100% of eligible compensation or $53,000 for each Participant for 2015. Annual additions are defined as Company contributions and Participant contributions.

Benefits/Vesting

Company contributions vest on the second anniversary of the date of hire. Vesting of Company contributions for bargaining Participants will follow the respective collective bargaining agreements.

Participant contributions may be withdrawn, in the event of unusual expenses connected with illness or disability, for college or funeral expenses for a Participant or his or her dependents, for the repair of damage to a primary residence caused by fire, storm, or other casualties, or for the purchase of a primary residence, as defined in the Plan document. If not withdrawn earlier, a Participant’s account will be available for distribution, rollover, or payable in the event of termination of employment, death, or

Kinder Morgan Savings Plan Notes to Financial Statements

termination of the Plan. If a Participant’s account is $1,000 or less, a lump-sum distribution will automatically be made. If a Participant’s account is greater than $1,000, the Participant’s distribution options are: lump-sum distribution, partial distribution, or periodic installments. Upon termination, Participants whose accounts exceed $1,000 may choose to leave their accounts in the Plan until age 70 ½, when minimum distributions are required under the IRC.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, Participants would become fully vested in Company contributions.

Notes Receivable from Participants

Participants may borrow, from the vested portion of their Plan accounts, a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested balance or $50,000, minus the highest outstanding loan balance from the previous 12 months. All loans are charged a variable interest rate equal to the prime rate published on the first day of each month. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the IRC.

Forfeitures

Forfeitures of non-vested employer contributions remain in the Plan and earn interest income. During 2015, terminated Participants forfeited $1,122,072 of employer contributions, and available forfeitures in the amount of $1,156,211 were used to reduce future Company QNEC, pay administrative expenses of the Plan, or were reallocated to participant accounts.
2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. Subsequent events have been evaluated, which are events or transactions that occurred after December 31, 2015, through the issuance of the accompanying financial statements on June 28, 2016.

Investment Valuation and Income Recognition

Shares of registered investment companies (mutual funds) are accounted for at fair market values as determined by quoted market prices in an active market. The Plan’s interest in common/collective trust funds are based on the fair value of the funds' underlying investments as based on information reported by the investment advisor using the audited financial statements of the funds at year-end. Life insurance contracts are stated at cash surrender value, which approximates fair value. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded.

The Plan invests in fully benefit-responsive investment contracts ("FBRIC") held in a stable value fund and the FBRICs are accounted for at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contributions plan attributable to FBRICs because contract value is the amount Participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits the net depreciation in the fair value of investments, which consists of realized gains and losses, and the net change in unrealized appreciation (depreciation) on investments. Unrealized appreciation (depreciation) is the difference between the fair value of the investment at the end of the current year and the cost of the investment, if acquired during the Plan year, or the fair value of the investment at the beginning of the Plan year. Purchases and sales of the funds are reflected on a trade date basis. Interest income is recognized when earned. Dividends are recognized on the ex-dividend date.

Kinder Morgan Savings Plan Notes to Financial Statements

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from Participants are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Certain administrative services for the Plan may be provided by the Company at no cost to the Plan. All other expenses are paid by the Plan with the exception of expenses associated with any Qualified Domestic Relations Order, which are paid by the Participant.

Expense Offset Arrangement

Fees incurred by the Plan for investment management services or record keeping services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 applies to reporting entities that elect to measure the fair value of an investment using the net asset value (“NAV”) per share (or its equivalent) as a practical expedient. Under the amendments in this update, investments for which fair value is measured using NAV per share (or its equivalent) as the practical expedient should not be categorized in the fair value hierarchy. Removing those investments from the fair value hierarchy not only eliminates the diversity in practice resulting from the way in which investments measured at NAV per share (or its equivalent) with future redemption dates are classified, but also ensures that all investments categorized in the fair value hierarchy are classified using a consistent approach. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied, will continue to be included in the fair value hierarchy. A reporting entity should continue to disclose information on investments for which fair value is measured at NAV (or its equivalent) as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from NAV. ASU No. 2015-07 is effective for fiscal years beginning on or after December 15, 2016 on a retrospective basis. Early adoption is permitted and accordingly, Plan management has elected to adopt ASU No. 2015-07 for the 2015 plan year. The adoption of ASU 2015-07 in 2015 impacted disclosures only by removing those investments measured at fair value using NAV as a practical expedient from classification in the fair value hierarchy in Note 5.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) - (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, to reduce the complexity in employee benefit plan accounting.

Part I -
Fully Benefit-Responsive Investment Contracts: Eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Further, Part I clarifies the definition of fully benefit-responsive investment contracts to only include contracts directly between the Plan and the issuer of the contract. Indirect investments in fully benefit-responsive investment contracts (such as through stable value common or collective trusts) should no longer be reflected as fully benefit-responsive investment contracts.

Part II -
Plan Investment Disclosures: Eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks.

Kinder Morgan Savings Plan Notes to Financial Statements

Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset.

Part III - Measurement Date Practical Expedient: Reduces complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end.

ASU No. 2015-12 is effective for fiscal years beginning on or after December 15, 2016. Parts I and II are effective on a retrospective basis, and Part III is effective on a prospective basis. Early adoption is permitted. Plan management has elected to adopt Parts I and II for the 2015 plan year. Part III is not applicable to the Plan. The adoption of ASU No. 2015-12, Parts I and II, in 2015 (with retrospective application to 2014) is reflected through the presentation of investments meeting the definition of fully benefit-responsive investment contracts at contract value, and indirect investments in fully benefit-responsive investment contracts within investments at fair value, in the accompanying statements of net assets available for benefits, with no adjustment from fair value to contract value. The adoption of ASU 2015-12 did not have a significant impact on the Plan’s financial statements and related footnotes.

3. INVESTMENT CONTRACTS

The Plan, through its Invesco Stable Value Fund (the “Fund”), holds investments in common/collective trust funds. To reduce the risk of market losses on these investments, the Fund entered into synthetic investment contracts (which consist of common/collective trust funds and wrapper contracts) with financial institutions and insurance companies. Synthetic investment contracts enable participants to transact at the investments' contract value by protecting the principal amount invested over a specified period of time. The assets underlying the investment contracts are owned by the Plan. These synthetic investment contracts are fully benefit-responsive, and their contract value is reflected in the accompanying Statements of Net Assets Available for Benefits. Contract value represents the original cost of the contract, plus interest (based upon the crediting rates of the underlying contracts) and deposits, reduced by administrative fees, transfers out, and withdrawals.

Under certain events, the amounts withdrawn from investment contracts may be payable at fair value rather than contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from an investment contract or if the terms of a successor plan do not meet the contract issuer’s criteria for the issuance of a similar contract. In some cases, an investment contract issuer may terminate a contract with the Plan and settle at an amount different than the contract value. Examples of these events include the Plan’s loss of its qualified status, material breaches of responsibilities that are not cured or material and adverse changes to the provisions of the Plan.

4. LEGAL SETTLEMENT

A legal settlement was reached in the Bain Capital Shareholder Litigation relating to the leveraged buyout of Kinder Morgan, Inc. stock in 2007.  Participants were awarded a cash settlement of $6,640,524 based on the number of shares of Kinder Morgan, Inc. stock held in their account in the Plan as of May 30, 2007, which is reflected in the Statement of Changes in Net Assets Available for Benefits.

5. FAIR VALUE MEASUREMENTS

Fair value is a market-based measurement that is determined based on assumptions (inputs) that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable, and valuation techniques used to measure fair value should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The Plan uses a hierarchal disclosure framework that ranks the quality and reliability of information used to determine fair values.

The hierarchy is associated with the level of pricing observability utilized in measuring fair value and defines three levels of inputs to the fair value measurement process—quoted prices are the most reliable valuation inputs, whereas model values that include inputs based on unobservable data are the least reliable.

The three broad levels of inputs defined by the fair value hierarchy are as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Kinder Morgan Savings Plan Notes to Financial Statements

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3
Unobservable inputs for the asset or liability. These unobservable inputs reflect the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances (which might include the reporting entity’s own data).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining fair value, the Plan uses two different approaches (the market approach and the income approach) depending on the nature of the assets and liabilities. The market approach uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts such as cash flows or earnings to a single present amount, with the measurement based on the value indicated by current market expectations about those future amounts.

Following is a description of the valuation methodologies and approaches used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common and preferred equity: Valued at the closing price reported on the active market on which the individual securities are traded. (Market approach)

Corporate bonds: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. (Income approach)

Registered investment companies (mutual funds, including exchanged traded funds): Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. (Market approach)

Insurance contracts: Valued at cash surrender value, which approximates fair value, by discounting the cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. (Income approach)

Kinder Morgan Savings Plan Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Kinder Morgan, Inc. Common Stock	$68,525,425	$—	$—	$68,525,425
Registered investment companies (mutual funds)	222,717,256			222,717,256
Insurance contracts	—	—	420,160	420,160
Self-directed brokerage accounts	44,214,970	49,043		44,264,013
Total assets in fair value hierarchy	$335,457,651	$49,043	$420,160	335,926,854

Investments measured at net asset value (a)				1,332,640,632
Investments at fair value				$1,668,567,486

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Kinder Morgan, Inc. Common Stock	$171,478,330	$—	$—	$171,478,330
Registered investment companies (mutual funds)	243,459,448			243,459,448
Insurance contracts	—	—	442,544	442,544
Self-directed brokerage accounts	57,728,137	53,190	—	57,781,327
Total assets in the fair value hierarchy	$472,665,915	$53,190	$442,544	473,161,649

Investments measured at net asset value (a)				$1,347,223,460
Investments at fair value				$1,820,385,109

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2015:

Insurance Contracts

Balance at January 1, 2015	$442,544
Insurance contract rate adjustment	681
Distributions	(23,065)
Balance at December 31, 2015	$420,160

Kinder Morgan Savings Plan Notes to Financial Statements

Fair Value of Investments in Entities that Use NAV

The following tables summarize investments measured at fair value based on NAV as a practical expedient as of December 31, 2015 and 2014.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice period
Common Collective Trusts
State Street Global Advisors Global Equity EX US Index Non-lending Series Fund	$102,346,882	n/a	Daily	*
State Street Global Advisors Russell Small Cap Index Fund	21,749,097	n/a	Daily	*
State Street Global Advisors S&P 500 Index Fund	214,451,698	n/a	Daily	*
State Street Global Advisors S&P Mid Cap Index Non-lending Series Fund	53,949,673	n/a	Daily	*
State Street Global Target Retirement 2015 Fund	41,958,304	n/a	Daily	*
State Street Global Target Retirement 2020 Fund	113,863,774	n/a	Daily	*
State Street Global Target Retirement 2025 Fund	71,964,804	n/a	Daily	*
State Street Global Target Retirement 2030 Fund	80,142,520	n/a	Daily	*
State Street Global Target Retirement 2035 Fund	34,876,181	n/a	Daily	*
State Street Global Target Retirement 2040 Fund	49,818,279	n/a	Daily	*
State Street Global Target Retirement 2045 Fund	29,606,341	n/a	Daily	*
State Street Global Target Retirement 2050 Fund	18,999,603	n/a	Daily	*
State Street Global Target Retirement 2055 Fund	7,439,639	n/a	Daily	*
State Street Global Target Retirement 2060 Fund	389,190	n/a	Daily	*
State Street Global Target Retirement Income Fund	37,055,070	n/a	Daily	*
State Street Global Advisors US Bond Index Fund	99,313,355	n/a	Daily	*
Columbia Trust Focused Large Cap Growth-II Fund	142,475,256	n/a	Daily	n/a
Putnam Stable Value Fund	104,350,518	n/a	Daily	n/a
Loomis Sayles Core Plus Fixed Income Fund (a)	49,823,365	n/a	Daily	n/a
WEDGE Capital Mid Cap Value Fund (b)	18,056,856	n/a	Daily	n/a
Unitized Mutual Funds
Artisan Mid Cap Fund (c)	28,758,175	n/a	Daily	n/a
Harbor Small Cap Value Fund (d)	11,252,052	n/a	Daily	n/a
	$1,332,640,632

Kinder Morgan Savings Plan Notes to Financial Statements

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice period
Common Collective Trusts
State Street Global Advisors Global Equity EX US Index Non-lending Series Fund	$98,474,979	n/a	Daily	*
State Street Global Advisors Russell Small Cap Index Fund	23,381,021	n/a	Daily	*
State Street Global Advisors S&P 500 Index Fund	215,877,768	n/a	Daily	*
State Street Global Advisors S&P Mid Cap Index Non-lending Series Fund	51,676,790	n/a	Daily	*
State Street Global Target Retirement 2010 Fund	20,850,085	n/a	Daily	*
State Street Global Target Retirement 2015 Fund	49,226,836	n/a	Daily	*
State Street Global Target Retirement 2020 Fund	121,322,919	n/a	Daily	*
State Street Global Target Retirement 2025 Fund	70,034,764	n/a	Daily	*
State Street Global Target Retirement 2030 Fund	81,786,243	n/a	Daily	*
State Street Global Target Retirement 2035 Fund	30,683,364	n/a	Daily	*
State Street Global Target Retirement 2040 Fund	47,153,915	n/a	Daily	*
State Street Global Target Retirement 2045 Fund	24,795,986	n/a	Daily	*
State Street Global Target Retirement 2050 Fund	13,093,084	n/a	Daily	*
State Street Global Target Retirement 2055 Fund	2,622,375	n/a	Daily	*
State Street Global Target Retirement Income Fund	32,613,394	n/a	Daily	*
State Street Global Advisors US Bond Index Fund	96,354,950	n/a	Daily	*
Columbia Trust Focused Large Cap Growth-II Fund	140,310,717	n/a	Daily	n/a
Putnam Stable Value Fund	104,114,214	n/a	Daily	n/a
Loomis Sayles Core Plus Fixed Income Fund (a)	59,187,116	n/a	Daily	n/a
Unitized Mutual Funds
Artisan Mid Cap Fund (c)	28,972,796	n/a	Daily	n/a
Artisan Mid Cap Value Fund (e)	23,058,463	n/a	Daily	n/a
Harbor Small Cap Value Fund (d)	11,631,681	n/a	Daily	n/a
	$1,347,223,460
____________

*
Redemptions normally settle on trade date plus one business day. State Street Global Advisors (SSgA) also requests notice 15 days in advance of trade date for all plan-directed redemptions that are of significant size, as determined by SSgA.

(a) This fund seeks to replicate the Barclays Capital U.S. Aggregate Bond Index by using a passive investment approach
(b) This fund seeks to out perform the Russell Mid Cap Value Index by 200-300 basis points by investing in equities
(c) This fund seeks to maximize long-term capital growth by investing in equities of medium-sized companies
(d) This fund seeks to maximize long-term total return by investing in equities of small cap companies
(e) This fund seeks maximum long-term capital growth by investing primarily in medium-sized U.S. companies

6. TAX STATUS

The Plan is qualified under the IRC as exempt from federal income taxes, and the Plan received a favorable determination letter from the Internal Revenue Service on March 21, 2016. The Plan has been amended since receiving this determination; however, the Company's Fiduciary Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Company's Fiduciary Committee believes that the Plan was tax exempt as of the financial statement dates. Employer contributions to the Plan and all earnings from Plan investments are not taxable to Participants until a partial or complete distribution of such contributions or earnings is made.

7. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are in accounts managed by the Trustee, and the Plan has notes receivable from certain of its Participants. Additionally, the Plan invests in shares of the Company’s common stock. These transactions qualify as party-in-interest transactions, as defined by ERISA. However, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

Kinder Morgan Savings Plan Notes to Financial Statements

8. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds, common stocks, money market funds, common collective trusts, and insurance contracts. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts shown in the accompanying Statements of Net Assets Available for Benefits.

9. RECONCILIATION OF THE PLAN FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Plan’s net assets available for benefits per the accompanying financial statements to Form 5500:

	December 31,
	2015	2014

Net assets available for benefits per the financial statements	$1,913,614,102	$2,060,695,753
Deemed distributions of notes receivable from Participants	(1,704,012)	(1,685,608)
Difference between fair value and contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	5,875,453	9,855,364
Net assets available for benefits per Form 5500	$1,917,785,543	$2,068,865,509

The following is a reconciliation of the change in net assets available for benefits per the accompanying financial statements to Form 5500:

Year Ended December 31, 2015

Net decrease in net assets available for benefits per the financial statements	$(147,081,651)
Change in deemed distributions of notes receivable from Participants	(18,404)
Change in difference between fair value and contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(3,979,911)
Net decrease in net assets available for benefits per Form 5500	$(151,079,966)

Amounts allocated to deemed distributions of notes receivable from Participants are recorded as a receivable in the accompanying financial statements and recorded as an expense on Form 5500.

A note receivable from a Participant is deemed distributed during the plan year under the provisions of IRC section 72(p) and Treasury Regulation section 1.72(p) if the note receivable is treated as a note receivable solely of the Participant’s individual account and the Participant has discontinued payment of the note receivable as of the end of the year. In accordance with GAAP, the note receivable balance is still considered as an outstanding note receivable until the note receivable obligation has been satisfied and is not treated as an actual distribution until such time the Participant separates from employment and the Participant’s vested account balance is fully distributed.

Kinder Morgan Savings Plan
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2015

EIN:    80-0682103
PN:    002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value**
	State Street Global Advisors S&P 500 Index Fund	Common Collective Trust	$214,451,698
	Columbia Trust Focused Large Cap Growth-II Fund	Common Collective Trust	142,475,256
	State Street Global Target Retirement 2020 Fund	Common Collective Trust	113,863,774
	Putnam Stable Value Fund	Common Collective Trust	104,350,518
	State Street Global Advisors Global Equity EX US Index Non-lending Series Fund	Common Collective Trust	102,346,882
	State Street Global Advisors US Bond Index Fund	Common Collective Trust	99,313,355
	Dodge & Cox Stock Fund	Registered Investment Company	94,316,375
	IGT Invesco Short-term Bond Fund	Common Collective Trust	91,147,309
	State Street Global Target Retirement 2030 Fund	Common Collective Trust	80,142,520
	State Street Global Target Retirement 2025 Fund	Common Collective Trust	71,964,804
*	Kinder Morgan, Inc. Common Stock	Common Stock	68,525,425
	MFS Institutional International Equity Fund	Registered Investment Company	61,928,857
	State Street Global Advisors S&P Mid Cap Index Non-lending Series Fund	Common Collective Trust	53,949,673
	Loomis Sayles Core Plus Fixed Income Fund	Common Collective Trust	49,823,365
	State Street Global Target Retirement 2040 Fund	Common Collective Trust	49,818,279
	Harbor Small Cap Growth Fund	Registered Investment Company	45,613,090
	Self-Directed Brokerage Account	Common Stock, Interest-bearing Cash, Bonds and Mutual Fund	43,186,496
	State Street Global Target Retirement 2015 Fund	Common Collective Trust	41,958,304
	State Street Global Target Retirement Income Fund	Common Collective Trust	37,055,070
	State Street Global Target Retirement 2035 Fund	Common Collective Trust	34,876,181
	State Street Global Target Retirement 2045 Fund	Common Collective Trust	29,606,341
	Artisan Mid Cap Fund	Registered Investment Company	28,758,175
	IGT Invesco A or Better Intermediate Gov/Credit Fund	Common Collective Trust	23,091,637
	IGT Invesco Jennison A or Better Intermediate Gov/Credit Fund	Common Collective Trust	22,888,452
	IGT Invesco PIMCO A or Better Intermediate Gov/Credit Fund	Common Collective Trust	22,870,197
	State Street Global Advisors Russell Small Cap Index	Common Collective Trust	21,749,097
	State Street Global Target Retirement 2050 Fund	Common Collective Trust	18,999,603
	WEDGE Capital Mid Cap Value Fund	Common Collective Trust	18,056,856
	IGT Invesco A or Better Core Fund	Common Collective Trust	14,716,339
*	JP Morgan Chase US Treasury Money Market Fund	Common Collective Trust	13,632,727
	Harbor Small Cap Value Fund	Registered Investment Company	11,252,052
	State Street Global Target Retirement 2055 Fund	Common Collective Trust	7,439,639
	Lazard Emerging Markets Institutional Fund	Registered Investment Company	7,226,207
	IGT Invesco BlackRock A or Better Intermediate Gov/Credit Fund	Common Collective Trust	6,131,494
	IGT Invesco Goldman Sachs A Core Fund	Common Collective Trust	5,489,500
	IGT Invesco BlackRock A or Better Core Fund	Common Collective Trust	5,481,389
	IGT Invesco PIMCO A or Better Core Fund	Common Collective Trust	5,452,853
	State Street Global Target Retirement 2060 Fund	Common Collective Trust	389,190
	Oneok Partners, L.P. Unit Ltd Partnership	Self-Directed Brokerage Account - Partnership Units	191,713
*	Kinder Morgan, Inc. Warrants	Self-Directed Brokerage Account - Employer Securities Warrants	179,935
	Compass Diversified Holdings Shares Of Beneficial Interest	Self-Directed Brokerage Account - Partnership Units	158,900

Kinder Morgan Savings Plan
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value**
*	Kinder Morgan, Inc. Common Stock	Self-Directed Brokerage Account - Employer Securities	104,276
	Energy Transfer Partners, L.P. Unit Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	70,871
	Proshares Tr Ii Proshares Ultrashort Euro	Self-Directed Brokerage Account - Exchange Traded Fund	63,825
	Enbridge Energy Partners, L.P.	Self-Directed Brokerage Account - Partnership Units	46,140
	Blackstone Group LP Unit Repstg Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	44,504
	Sunoco Logistics Partners L.P. Common Units	Self-Directed Brokerage Account - Partnership Units	37,388
	Crestwood Equity Partners LP	Self-Directed Brokerage Account - Partnership Units	34,100
	Ferrellgas Partners LP Units Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	33,200
	Suburban Propane Partners, L.P. Units Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	19,837
	Proshares Tr Ii Proshares Ultrashort Yen	Self-Directed Brokerage Account - Exchange Traded Fund	17,578
	Martin Midstream Partners L.P.	Self-Directed Brokerage Account - Partnership Units	15,190
	Boardwalk Pipeline Partners, LP Common Unit Ltd Partner Interest	Self-Directed Brokerage Account - Partnership Units	10,709
	Williams Partners L.P. Com Unit Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	10,393
	Buckeye Partners, L.P. Units Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	9,894
	Targa Resources Partners, L.P. Units Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	5,719
	Energy Transfer Equity, L.P. Com Unit Ltd Partnership	Self-Directed Brokerage Account - Partnership Units	5,496
	Linn Energy, LLC Unit Repstg Ltd Liability Co Interests	Self-Directed Brokerage Account - LLC Units	4,813
	Permian Basin Royalty Trust Ubi	Self-Directed Brokerage Account - Exchange Traded Fund	4,432
	Cheniere Energy Partners, L.P. Common Units	Self-Directed Brokerage Account - Partnership Units	4,030
	Proshares Ultra Silver	Self-Directed Brokerage Account - Exchange Traded Fund	2,708
	United States Natural Gas Fund, LP Unit Usd 0.001	Self-Directed Brokerage Account - Partnership Units	1,734
	DCP Midstream Partners, LP Units Ltd Partner Interest	Self-Directed Brokerage Account - Partnership Units	83
	Breitburn Energy Partners LP Common Unit Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	33
	Teekay LNG Partners L.P. Unit Ltd Partnership Interest	Self-Directed Brokerage Account - Partnership Units	16
	Principal Financial Group	Insurance Contracts	420,160
*	Participant Loans	Participant loans with terms ranging from 0 - 15 years and interest rates ranging from 3.25% to 9.25%	47,836,648
		Total	$1,913,673,304

*	Represents party-in-interest transactions (Note 7).
**	Cost information is not presented because all investments are participant directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, Kinder Morgan, Inc.'s Fiduciary Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

KINDER MORGAN SAVINGS PLAN

	By:	/s/ Matthew Wojtalewicz
Matthew Wojtalewicz, Member of the Fiduciary Committee of Kinder Morgan, Inc.
Dated: June 28, 2016

EXHIBIT INDEX

Exhibit Number    Description
23.1 Consent of Independent Registered Public Accounting Firm dated June 28, 2016